Exhibit 99.1

Claude Resources Inc. Reports Initial Open Pit Resource at Amisk Gold Project

"Indicated Mineral Resource of 921,000 Ounces at 0.95 g/tonne Au Eq and Inferred Mineral Resource of 645,000 Ounces at 0.70 g/tonne Au Eq"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Feb. 17 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude") today provided an independent mineral resource statement for mineralization amenable to open pit mining  on the 13,600 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation ("St. Eugene"); Claude is the operator of the Joint Venture.  There is potential for expansion of the resource both along strike and at depth below the conceptual pit bottom. Highlights of the Amisk Mineral Resource estimate are presented in Table 1.

Table 1: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan, February 9, 2011.
Resource Class	Quantity (000's tonnes)	Grade (g/tonne)			Contained Ounces (000's)
		Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645
* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Claude and St. Eugene commissioned SRK Consulting (Canada) Inc. ("SRK"), to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project. This mineral resource evaluation is based on historical drilling completed by Saskatchewan Mining Development Corporation ("SMDC") between 1983 and 1989 and Claude between 1996 and 1998 as well as recent core drill holes drilled by the Joint Venture during 2010. The entire database comprises 299 drill holes (53,507 metres), of which 21 (5,657 metres) were drilled by the Joint Venture in 2010.  Resource evaluation was undertaken in January 2011 on eight domains that comprise the Amisk Gold Deposit. The mineral resource statement reported herein is the culmination of that work.

Brian Skanderbeg, Claude's Vice-President Exploration, stated that "The successful integration of our 2010 exploration with historic drilling to generate this geological model and open pit resource estimate is the culmination of an aggressive 12 month exploration program and is a major milestone for the Amisk Gold Project and Claude Resources.   Moving forward at Amisk, we will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies, as well as an evaluation of the underground potential.  Furthermore, with the support of a continued strong gold price, strong working capital, planned initiation of Phase II underground drilling at Madsen in the first quarter 2011 and improving economics at our Seabee Gold Project, Claude is well-positioned to capitalize on the current gold market and execute on its strategy of discovering, developing and producing gold in established belts proximal to existing infrastructure."

The Amisk Gold Deposit is hosted within a rhyolite flow-dome complex and overlying pyroclastic tuffs of the Amisk Volcanic Assemblage, Flin Flon Greenstone Belt. High grade gold and silver mineralization is hosted within a series of moderately to shallowly-dipping, pyrite +/- chalcopyrite-sphalerite-tetrahedrite-galena-bearing sulphide vein systems. High grade vein systems are typically flanked by wide intervals of low grade disseminated and stringer sulphide mineralization within a broad sericite alteration envelope. A detailed plan map and representative cross sections outlining the conceptual open pit and resource model are presented on Claude's website (www.clauderesources.com).

The breakdown of mineral resources for each modeled domain, using a cut-off grade of 0.4 grams of gold equivalent per tonne for the Amisk Gold Deposit are outlined in Table 2 below.

Table 2: Mineral Resource Statement Amisk Gold Project, Saskatchewan, February 9, 2011.
Resource Class	Domain	Quantity (000's tonnes)	Grade (g/tonne)			Contained Ounces (000's)
			Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	C Frag LG	18,110	0.80	6.17	0.90	466	3,590	522
	C Frag HG	4,131	1.53	8.80	1.67	203	1,169	223
	SWXX LG	961	0.87	5.09	0.95	27	157	29
	SWXX HG	86	1.74	12.91	1.94	5	36	5
	EVCF	741	0.76	4.83	0.84	18	115	20
	HW	6,121	0.55	4.63	0.62	108	911	122
	Total	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	C Frag LG	5,510	0.76	5.60	0.85	135	993	151
	C Frag HG	91	1.63	7.64	1.74	5	22	5
	SWXX LG	2,623	0.71	4.50	0.78	60	380	66
	SWXX HG	211	1.57	10.74	1.74	11	73	12
	E Mafics	17	0.44	5.01	0.52	0.2	3	0.3
	W Mafics	69	0.42	2.89	0.46	1	6	1
	EVCF	3,412	0.68	3.99	0.74	74	438	81
	HW	16,720	0.56	3.31	0.61	303	1,778	330
	Total	28,653	0.64	4.01	0.70	589	3,692	645

Footnotes to the Mineral Resource Statement:

1.
Mineral resources for the Amisk Gold Deposit are reported at a cut-off of 0.40 grams of gold equivalent per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.

2.
Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.  The resource evaluation work was completed by a team of resource geologists under the supervision Glen Cole, P.Geo., a full time employee of SRK. Mr. Cole has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by National Instrument 43-101.

3.
The mineral resources reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' National Instrument 43-101.

4.
The construction of the Amisk mineral resource model was the product of collaboration between Claude and SRK staff. The capture and validation of historical exploration data was initiated in January 2010 and compiled a digital database containing 299 boreholes (53,507 metres). Rigorous quality control and validation procedures, inclusive of twin holes and quartering of historic core, were completed by Claude Resources. The database also includes recent drilling information on the Amisk Gold Deposit to December 31, 2010. SRK audited the procedure and visited the site and is of the opinion the data are reliable for the purpose of resource estimation.

5.
SRK was engaged in October 2010 to complete an evaluation of mineral resources reported herein. Mineral resources were estimated using a geostatistical block modeling approach constrained by mineralization wireframes. Block size was set at cubes five metres in size. Underground excavations were removed from modeled blocks. Block gold grade was estimated by ordinary kriging from sourced capped composite data. Search neighbourhood and estimation parametres were adjusted based on variography results. Two estimation runs were completed and grade estimates verified using other estimators. The mineral resource model was validated visually on section by section and elevation by elevation basis. Quantile-quantile plots comparing resource block and capped composite data show the usual smoothing effect of kriging particularly at higher grades, but confirm that the block model is representative of the informing data.

6.
Analysis of the cumulative probability plots for individual resource zones determined that capping of high-grade assays to limit their influence during grade estimation was necessary. Probability analysis was completed on individual resource domains with capping values ranging from 95th to 99th percentile.

7.	The resource reported herein includes an adjustment to account for underground development related to a bulk sample completed by SMDC in 1988.

8.	A Technical Report supporting the Mineral Resource Statement will be filed on SEDAR (www.sedar.com) within 45 days.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. Table 3 presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Table 3: Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various cut-off Grades.
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.10	47,496,802	0.70	1,068,940	102,734,810	0.36	1,189,080
0.20	44,036,914	0.75	1,061,865	72,604,675	0.45	1,050,433
0.30	37,422,417	0.83	998,622	45,000,464	0.57	824,675
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928
Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

A team of personnel from Claude and SRK was involved in the preparation of the Mineral Resource Statement for the Amisk Gold Deposit, including Brian Skanderbeg (P. Geo.), Philip Ng (P. Eng.), Mike Glover and Kim Litke of Claude Resources; and Glen Cole (P. Geo.), Sebastien Bernier (P. Geo.) and Goran Andric (P. Eng.) of SRK.  All data considered for resource evaluation was reviewed by SRK, with Mr. Glen Cole (P. Geo.) a full time employee of SRK and independent from Claude assuming professional responsibility. Mr. Cole has reviewed the content of this News Release.

Brian Skanderbeg, P. Geo., is the Qualified Person for Claude Resources for the Amisk Gold Project. The Company has implemented a rigorous Quality Assurance and Quality Control program to ensure best practices in sampling and analysis of drill core.  Drill core was halved and samples averaging 1.5 to 2.0 metres were submitted to TSL Laboratories in Saskatoon, Saskatchewan and/or ALS Chemex in Vancouver, British Columbia, both ISO approved facilities. Quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Cautionary Note Regarding Forward-Looking Information

This document contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent", "estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary note to U.S. investors concerning resource estimate: The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505

Philip Ng, P. Eng., Vice President, Operations
Phone (306) 668 - 7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:00e 17-FEB-11